Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

August 1, 2014
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:    James Allegretto
Senior Assistant Chief Accountant

Re:    Kinder Morgan, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 24, 2014
File No. 001-35081
Kinder Morgan Energy Partners, L.P.
Form 10-K for the year ended December 31, 2013
Filed February 18, 2014
File No. 001-11234

Ladies and Gentlemen:

In this letter, we set forth our responses to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 22, 2014, with respect to the above-referenced filings. For your convenience, we have repeated in bold type each comment exactly as set forth in the July 22nd comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.

Kinder Morgan, Inc.

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations, page 64

Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations, page 66

United States Securities and Exchange Commission
August 1, 2014

1.
We note your reconciliation of the KMP certain items and KMI certain items for 2013 in your response to comment 3 from our letter dated June 11, 2014 and it is now clear where each of the items was discussed in the 10-K. However, it does not appear that all items were cross-referenced to footnotes (g) and (h) of the table on page 66 or that they are all identified as certain items in the footnotes in which they were discussed. In future filings, please clarify all of the items that are considered certain items, so that your investors can understand all of the adjustments that were made to your income from continuing operations to arrive at cash available to pay dividends.

Response: We acknowledge the Staff’s comment and in future filings will (i) enhance the cross-references in the footnotes to “—Results of Operations” as presented in response to comment 5 below and (ii) conform the tables for each of KMI’s business segments within “—Results of Operations” to KMI’s current presentation as presented in KMI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which was filed on July 30, 2014. Set forth below is the table from KMI’s 2013 Form 10-K conformed to the current presentation as an example of the type of disclosure we expect to continue to include in future filings. In gray highlight are the changes we have made to segregate the items that we consider certain items from other items.

Natural Gas Pipelines	Year Ended December 31,
	2013	2012	2011
	(In millions, except operating statistics)
Revenues(a)	$8,617	$5,230	$3,943
Operating expenses	(5,235)	(3,111)	(3,370)
Other income (expense)	24	(14)	(1)
Earnings from equity investments	232	52	158
Interest income and Other, net	578	22	(164)
Income tax expense	(9)	(5)	(3)
EBDA from continuing operations(b)	4,207	2,174	563
Discontinued operations(c)	(4)	(770)	228
EBDA including discontinued operations	4,203	1,404	791
Certain items, net (b) (c)	(486)	1,139	178
EBDA before certain items	$3,717	$2,543	$969

Change from prior period	Increase/(Decrease)
Revenues before certain items(a)	$3,176	$1,192
EBDA before certain items	$1,174	$1,574

Natural gas transport volumes (TBtu)(d)	9,634.0	10,071.9	8,961.4
Natural gas sales volumes (TBtu)(e)	897.3	879.1	804.7
Natural gas gathering volumes (BBtu/d)(f)	2,959.3	2,996.2	2,475.9

United States Securities and Exchange Commission
August 1, 2014

________

Certain item footnotes

(a)	2013 amount includes a $16 million decrease related to derivative contracts used to hedge forecasted natural gas, NGL and crude oil sales.

(b)
2013, 2012 and 2011 amounts include a $490 million increase in earnings, a $202 million decrease in earnings and $168 million decrease in earnings, respectively, related to the combined effect from certain items. 2013 amount consists of (i) a $558 million gain from the remeasurement of KMP’s previously held 50% equity interest in Eagle Ford to fair value; (ii) a $36 million gain from the sale of certain Gulf Coast offshore and onshore TGP supply facilities; (iii) a $16 million decrease in earnings related to derivative contracts, as described in footnote (a); (iv) a $4 million decrease in EBDA related to SNG’s certain items; and (v) a combined $1 million increase from other certain items. 2013 and 2012 amounts include $65 million and $200 million, respectively, non-cash equity investment impairment charges related to our 20% ownership interest in NGPL Holdco LLC. 2012 amount consists of a combined $11 million increase from other certain items. 2011 amount consists of a $167 million loss from the remeasurement of KMP’s previously held 50% equity interest in KinderHawk to fair value. Also, 2013, 2012 and 2011 amounts include decreases in earnings of $20 million, $13 million, and $1 million, respectively, related to assets sold, or adjusted, that had been revalued as part of the Going Private Transaction and recorded in the application of the purchase method of accounting.

(c)
Represents EBDA attributable to KMP’s FTC Natural Gas Pipelines disposal group. 2013 amount represents a loss from the sale of net assets. 2012 amount includes a combined loss of $937 million from the remeasurement of net assets to fair value and the sale of net assets. 2011 amount includes a $10 million increase in expense from the write-off of a receivable for fuel under-collected prior to 2011. 2012 and 2011 amounts also include revenues of $227 million and $322 million, respectively.

Other footnotes

(d)
Includes pipeline volumes for TransColorado Gas Transmission Company LLC, Midcontinent Express Pipeline LLC, Kinder Morgan Louisiana Pipeline LLC, Fayetteville Express Pipeline LLC, TGP, EPNG, Copano South Texas, the Texas intrastate natural gas pipeline group, EPB, Florida Gas Transmission Company, and Ruby Pipeline, L.L.C. Volumes for acquired pipelines are included for all periods. However these contributions to EBDA are included only for the periods subsequent to their acquisition.

(e)	Represents volumes for the Texas intrastate natural gas pipeline group.

(f)
Includes Copano operations, EP midstream assets operations, KinderHawk, Endeavor, Bighorn Gas Gathering L.L.C., Webb Duval Gatherers, Fort Union Gas Gathering L.L.C., EagleHawk, and Red Cedar Gathering Company throughput volumes. Joint venture throughput is reported at KMP’s ownership share. Volumes for acquired pipelines are included for all periods. However these contributions to EBDA are included only for the periods subsequent to their acquisition.

United States Securities and Exchange Commission
August 1, 2014

As applicable, we have made conforming changes to EPB’s and KMP’s Quarterly Reports on Form 10-Q for the quarter ended June 30, 2014, which were filed on July 29, 2014 and July 28, 2014, respectively.

Natural Gas Pipelines, page 70

2.
We note your response to comment 4 from our letter dated June 11, 2014 that the $1,625 million increase in the Natural Gas Pipelines segment’s EBDA from 2012 to 2013 attributable to certain items is the change between the $1,139 million decrease to EBDA for 2012 certain items and the $486 million increase to EBDA for 2013 certain items. Please show us how your explanations in footnotes (b) and (c) total $1,625 million to explain this increase.

Response: As shown below, the certain items in footnotes (b) and (c) increased earnings by $486 million in 2013 and decreased earnings by $1,139 million in 2012, which had a combined impact of increasing earnings by $1,625 million when comparing 2013 against 2012 segment results. To provide our readers with an understanding of our segment results, our management discussion and analysis provides readers (i) an explanation of the certain items during each period presented within the footnotes to the segment results table, (ii) a subtotal presenting those certain items for each period, (iii) a total of “EBDA before certain items” for each period presented and (iv) a change from the prior period of “Revenues before certain items” and “EBDA before certain items” with explanations of those changes. We believe this presentation in KMI’s filings provides a useful and robust description of the certain items affecting EBDA, and the business drivers affecting revenue and EBDA before certain items. It is further enhanced by the changes we have made in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, and the changes we have agreed to make prospectively in our future filings, including on Form 10-K.

United States Securities and Exchange Commission
August 1, 2014

Following is a reconciliation of the amounts within footnotes (b) and (c), totaling the $1,625 million increase explained in the example provided in our June 23, 2014 letter:

	(Increase)/Decrease to Earnings
Footnote (b):	2013			2012
Gain from the remeasurement of KMP's previously held 50% equity interest in Eagle Ford to fair value	$(558)		$
Gain from sale of certain Gulf Coast offshore and onshore TGP supply facilities	(36)
Decrease in earnings related to derivative contracts as described in footnote (a)	16
Decrease in EBDA related to SNG's certain items	4
Increase from other certain items	(1)			(11)
Non-cash equity investment impairment charges related to our 20% ownership in NGPL Holdco LLC	65			200
Decrease in earnings related to assets sold, or adjusted, that had been revalued as part of the Going Private Transaction and recorded in the application of purchase method of accounting	20			13
Subtotal from footnote (b)	(490)			202
Footnote (c):
Loss from the sale of net assets	4
Loss from remeasurement of net assets to fair value and sale of net assets				937
Subtotal from footnote (c)	4			937

"Certain items, net (b) (c)"	$(486)			$1,139

"Certain Items, net (b) (c)" impact to earnings:
Increase to 2013 earnings		$(486)
Decrease to 2012 earnings		1,139
Change in certain items between 2013 and 2012		$1,625

Capital Expenditures, page 88

3.
We note your response to comment 6 from our letter dated June 11, 2014. We assume by binary you mean that all or none of a given capital expenditure is classified as either maintenance or capital additions even though the expenditure has elements

United States Securities and Exchange Commission
August 1, 2014

of both. Please tell us, and disclose in future filings, whether there is any minimum throughput or capacity increase necessary to classify a project’s expenditure as a capital addition. If not, please tell us how you communicate this fact in your disclosure documents. If so, please quantify the threshold in future filings. Lastly, disclose the additional information you provided about your methodology for classifying capital expenditures as sustaining or discretionary in future filings.

Response: KMP’s and EPB’s respective partnership agreements do not specify a minimum throughput or capacity increase necessary to classify a project as an expansion capital expenditure. While there is no minimum threshold, as mentioned in the disclosure included below and in our prior response to comment 6 from the Staff’s letter dated June 11, 2014, as part of the expansion capital approval process, generally a project must be expected to generate sufficient returns to justify the expenditure at the time of such approval.

The additional disclosure, which we included in KMI’s recently filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, is highlighted in bold italics. We propose to continue to provide such disclosure on a prospective basis.

As applicable, we have made conforming changes to EPB’s and KMP’s Quarterly Reports on Form 10-Q for the quarter ended June 30, 2014.

Capital Expenditures

We account for our capital expenditures in accordance with GAAP. Capital expenditures under our partnership agreement include those that are maintenance/sustaining capital expenditures and those that are capital additions and improvements (which we refer to as expansion or discretionary capital expenditures). These distinctions are used when determining cash from operations pursuant to our partnership agreement (which is distinct from GAAP cash flows from operating activities). Capital additions and improvements are those expenditures which increase throughput or capacity from that which existed immediately prior to the addition or improvement, and are not deducted in calculating cash from operations. With respect to our oil and gas producing activities, we classify a capital expenditure as an expansion capital expenditure if it is expected to increase capacity or throughput (i.e. production capacity) from the capacity or throughput immediately prior to the making or acquisition of such additions or improvements. Maintenance capital expenditures are those which maintain throughput or capacity. Thus, under our partnership agreement, the distinction between maintenance capital expenditures and capital additions and improvements is a physical determination rather than an economic one, irrespective of the amount by which the throughput or capacity is increased.

United States Securities and Exchange Commission
August 1, 2014

Budgeting of maintenance capital expenditures is done annually on a bottom up basis. For each of our assets, we budget for and make those maintenance capital expenditures that are necessary to maintain safe and efficient operations, meet customer needs and comply with our operating policies and applicable law. We may budget for and make additional maintenance capital expenditures that we expect to produce economic benefits such as increasing efficiency and/or lowering future expenses. Budgeting and approval of capital additions and improvements are generally made periodically throughout the year on a project by project basis in response to specific investment opportunities identified by our business segments from which we generally expect to receive sufficient returns to justify the expenditures.

Generally, the determination of whether a capital expenditure is classified as maintenance or as capital additions and improvements is made on a project level. The classification of capital expenditures as capital additions and improvements or as maintenance capital expenditures under our partnership agreement is left to the good faith determination of the general partner, which is deemed conclusive.

4.
We note your response to comment 8 from our letter dated June 11, 2014. Please disclose this additional information about your methodology for classifying capital expenditures in the oil and gas producing business as sustaining or discretionary in future filings.

Response: We acknowledge the Staff’s comments and will provide the additional information about our methodology for classifying capital expenditures in our CO2 segment. Please refer to the bold and italicized language included in our response to comment 3 above, which we will include in future filings, as applicable. We included this language in KMI’s and KMP’s recently filed Quarterly Reports on Form 10-Q for the quarter ended June 30, 2014.

Kinder Morgan Energy Partners, L.P.

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Distributable Cash Flow, page 56

5.
We note your reconciliation of the KMP certain items for 2013 in your response to comment 10 from our letter dated June 11, 2014 and we see where each of the items was discussed in the 10-K. Please provide more specific cross references in footnote (a) of the table on page 56 and clarify all of the items that are considered certain

United States Securities and Exchange Commission
August 1, 2014

items so that your investors can understand all of the adjustments that were made to your net income to determine distributable cash flow.

Response: In future filings, we will modify footnote (a) to the Distributable Cash Flow table to provide a more specific cross reference to clarify those items considered when evaluating our results from operations. Furthermore, the footnotes to the subsequent tables containing explanations of certain items will be more clearly delineated to segregate the certain item footnotes from other footnotes as shown in our response to comment 1 above. We have made such changes in KMP’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which was filed on July 28, 2014. Following is an example of footnote (a) of the type of disclosure we expect to file in future filings.

(a)
Consists of certain items summarized in footnotes (b) through (d) and (f) through (j) to the “—Results of Operations” table included below (and described in more detail below in both our management’s discussion and analysis of segment results and “—Other”).

As applicable, we have made conforming changes to footnote (c) to the table within “—Results of Operations – Reconciliation of Cash Available to Pay Dividends to Income from Continuing Operations” in KMI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

Kinder Morgan, Inc.

By:	/s/ Kimberly A. Dang
Kimberly A. Dang Chief Financial Officer